Mail Stop 4561

December 4, 2008

Mr. Michael S. Wasik
Chief Executive Officer
Roomlinx, Inc.
2150 West 6th Avenue, Unit H
Broomfield, CO 80020

      Re: **Roomlinx, Inc.**
               Form 10-KSB for the Year Ended December 31, 2007
               Forms 10-Q for the Quarters Ended March 31, June 30, and
               September 30, 2008
               File No. 0-26213

Dear Mr. Wasik:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Period Ended December 31, 2007

Consolidated Balance Sheet, page 29

1. Please note that upon adoption of SFAS No. 123(R), you are no longer required to present deferred stock compensation as a separate item in your balance sheet or statement of changes in stockholders' equity. In future filings, please revise your financial statements accordingly. For reference, see paragraphs 39 and 74 of SFAS No. 123(R).

Consolidated Statements of Income, page 30

2. In future filings, please revise your presentation of stock-based compensation to include such amounts in the same line or lines of the financial statements as cash compensation paid to the same individuals is presented. For reference, see SAB Topic 14.F.

Consolidated Statement of Cash Flows, page 31

3. We note that you recorded income from discharge of indebtedness in the amount of $613,664 during 2006. Please tell us what this relates to and why it is not disclosed in the footnotes or in MD&A. Also tell us why this is not shown as a non-cash activity.

Note 5. Convertible Debentures, page 41

4. Tell us why interest and penalties in the amount of $444,964 and convertible debt in the amount of $550,000 were forgiven in June 2007. It appears that this was a bridge financing with 17 investors. Tell us how you determined that they were not related parties and also explain why they were willing to forgive these amounts. Also, tell us why you have not discussed these significant transactions within MD&A.

Note 7. Commitments and Contingencies, page 42

5. You disclose that you ceased making payments on a capital lease and abandoned the assets under capital leases and during 2007 you recorded income from a discharge of indebtedness in the amount of $418,418. Please tell us if you wrote off the assets under the capital lease. If so, how much was the write-off and when did you record it. Please tell us what the statute of limitation period is and also tell us why there was no disclosure of this transaction in MD&A.

Note 9. Stockholders' (Deficit), page 43

6. We note that your financial statements do not include all of the disclosures required by SFAS No. 123(R). In future filings, please revise the notes to your financial statements to include all of the disclosures required by paragraphs 64 and 65 of SFAS No.123R, as applicable. See also paragraph A240 in Appendix A of SFAS No. 123(R) for required disclosures. In your response please provide us with your proposed future disclosures.

Exhibit 31.1

7. We refer you to paragraph 4 of your certification and note that it is missing the words "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" and also missing paragraph 4(b) related to internal control over financial reporting. Please note that the certification must be exactly as set forth in Item 601(b)(31) of Regulation S-B. Please file an abbreviated amendment to your Form 10-KSB that consists of the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

*****

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief